Neighborhood Economic Development Advocacy Project 176 Grand Street, Suite 300, New York, NY 10013 Tel: (212) 680-5100 Fax: (212) 680-5104 www.nedap.org

Proposal 8: Mortgage Servicing

The proposal has been filed by the Neighborhood Economic Development Advocacy Project (NEDAP), a non-profit organization. Our organization works with hundreds of community-based organizations, many of which directly assist homeowners facing foreclosure, and we are concerned that Bank of America’s mortgage servicing practices are disproportionately harming residents in communities of color. The proposal calls on the Board of Directors to conduct an independent review of the Company’s internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws, and to issue a report to shareholders with findings and recommendations.

Bank of America is one of the nation’s largest mortgage servicers, servicing $1.2 trillion in residential mortgages in 2012. The Company has been the subject of recent and on-going investigations and litigation alleging both discrimination and other widespread improprieties in the Company’s recent mortgage servicing and foreclosure practices. There is continuing evidence that Bank of America’s mortgage servicing and foreclosure practices expose it to extraordinary risks, including the potential of losses from claims that its practices continue to harm black and Latino homeowners and communities disproportionately. Consider the following:

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In 2011, Bank of America entered into a $335 million settlement with the U.S. Department of Justice to compensate borrowers who were illegally steered into subprime home loans, or charged higher rates or fees, on the basis of their race or national origin.

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In 2012, Bank of America, along with other large banks, was the subject of a nationwide investigation into improper mortgage servicing and foreclosure practices, which resulted in a $25 billion national mortgage settlement with 49 state Attorneys General and the Department of Justice. The national mortgage settlement requires Bank of America to provide mortgage relief, including loan modifications with principal reduction, to homeowners across the country. The national mortgage settlement also requires Bank of America to provide this relief through policies that do not “discriminate against any protected class of borrowers.”  Attorneys and housing counselors working with homeowners throughout the country have raised concerns that people in communities of color are not getting a fair share of relief from Bank of America under the settlement.  The Company has provided no data or other information to demonstrate that it is providing relief in a non-discriminatory manner.

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In January 2013, Bank of America (and other large servicers) entered into yet another settlement with regulators regarding widespread problems with its loan modification and foreclosure practices, this time with the Office of the Comptroller of the Currency (OCC) and the Board of Governors of the Federal Reserve System.  Under the terms of this settlement, Bank of America must provide additional relief, including through the provision of loan modifications, to borrowers who were harmed by deficient and illegal loan modification and foreclosure practices. The settlement states that Bank of America should not “discriminate against any protected class of borrowers” when carrying out foreclosure prevention actions. The Company has failed to provide data or other information to demonstrate that it is providing relief in a non-discriminatory manner.

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A series of comprehensive surveys of foreclosure prevention counselors by the California Reinvestment Coalition, including one in 2013, found that in California (home to nine out of the ten metropolitan areas with the highest foreclosure rates in the nation), homeowners of color are more likely than white homeowners to be affected by improper mortgage servicing and foreclosure practices.  The 2013 survey found widespread violations of the standards set out in the national mortgage settlement, and Bank of America was found to be the worst offender in several key categories.1

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In 2012, the National Fair Housing Alliance filed a fair housing complaint against Bank of America after an undercover investigation of the Company’s bank-owned properties found that “Bank of America maintains and markets foreclosed homes in White neighborhoods in a much better manner than in African-American and Latino neighborhoods.”2

The above settlements and research findings clearly demonstrate that the Company’s loan modification, mortgage servicing and foreclosure practices continue to present serious fair housing and fair lending compliance risks.

Bank of America’s opposition statement argues that:

•	we have previously undergone multiple reviews and investigations of our mortgage servicing and foreclosure process, including our own self-assessment;

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we have taken significant steps to strengthen our mortgage servicing and foreclosure processes, have internal controls and monitoring programs to maintain quality, and are subject to ongoing reviews and oversight by our primary regulators; and

•	we continue to demonstrate our ability to effectively provide solutions to customers in need of assistance, and routinely share our performance in these key areas through various public forums.

Our Rebuttal and Rationale for a YES vote follows:

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Bank of America’s Board of Directors has not conducted an independent review of mortgage servicing and foreclosure processes, and is instead relying on the bank’s internal review, which lacks independence.

1 http://org2.democracyinaction.org/dia/track.jsp?v=2&c=LHkC3Z0qVJaLUQ%2BxVQ2GBAXAGf5ChGFf

2 http://www.nationalfairhousing.org/Portals/33/News%20Release%20Bank%20of%20America%20Complaint%20120925%20_3_.pdf

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The SEC, in denying the Company’s efforts to exclude this proposal, explicitly rejected management’s argument that the Company’s internal review satisfies the proposal’s request for an independent review.

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Given the recent failures of risk management and oversight at Bank of America, the Board has a heightened responsibility to be proactive and represent to the marketplace that the Board is monitoring the performance of management in preventing discrimination in the mortgage servicing area.

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The Board of Directors is responsible for ensuring that Bank of America has effective policies and procedures in place to ensure that the Company is not violating anti-discrimination laws.  The potential violation of anti-discrimination laws could expose the Company to legal and reputational risks which could affect the Company’s profitability.

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Recent legal settlements with regulators only increase the need for an independent review, as they prohibit the Company from discriminating in carrying out the provision of relief under the settlements, thereby exposing the Company to further potential legal and reputational risk.

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Reports and information from foreclosure prevention advocates regarding the Company’s mortgage servicing practices indicate that Bank of America does not “continue to demonstrate…[its]…ability to effectively provide solutions to customers in need of assistance.”

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Although Bank of America claims that it “routinely share[s]…[its]…performance in these key areas through various public forums,” the very limited information that the Company shares with the public regarding its loan modification outcomes is not useful in determining whether the Company is complying with fair lending and fair housing laws.

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If the Company’s internal quality control processes do in fact include “dedicated teams of employees who are tasked with overseeing our compliance with fair lending laws, and advise the appropriate governance and management committees of these reviews” for its mortgage servicing operations, then the independent review of the Company’s internal controls that this proposal contemplates would not be the onerous task that the Company claims in its arguments against this proposal.

For all of the above reasons, we believe that an independent review is necessary to reassure shareholders that the Company’s internal controls are sufficient to guard against additional extraordinary legal, regulatory and reputational risks associated with potential fair housing and fair lending violations in the Company’s mortgage servicing and foreclosure practices.

Therefore, concerned investors should vote in favor of this stockholder resolution.

Sincerely,

Josh Zinner
Co-Director
Neighborhood Economic Development Advocacy Project (NEDAP)
New York City